

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Via E-mail
Sir Martin Sorrell
Group Chief Executive Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

> **Re: WPP plc**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 0-16350**

Dear Mr. Sorrell:

We refer you to our comment letter dated July 6, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

Andrea Harris, Esq.
Group Chief Counsel
WPP plc

Ralph W. Norton
Davis & Gilbert LLP